October 8, 2010

Via Edgar
John Harrington
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC 20549

Re:	Great Spirits, Inc.
Form 8-K
Filed August 10, 2010
File No. 000-52997

Dear Mr. Harrington:

On behalf of our client, Hallmark Human Resources, Inc. (the “Company”), and in connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced report as set forth in the letter dated September 8, 2010 (the “Comment Letter”), we wish to further update the Commission that the Company expects to submit its response by no later than the end of business on October 15, 2010.

Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Gary Emmanuel
Gary Emmanuel

cc:   Thomas Willis